TSX-V: EPZ

www.epzresources.com

NEWS RELEASE

ESPERANZA SIGNS DEFINITIVE AGREEMENT TO SELL SAN LUIS JOINT VENTURE TO SILVER STANDARD

Vancouver, B.C., July 5, 2011: Esperanza Resources Corp. (TSX-V: EPZ)  is pleased to announce that it has signed a definitive agreement and received shareholder approval to transfer its 30% interest in the San Luis joint-venture in Peru to Silver Standard Resources Inc. (TSX - SSO; NASDAQ - SSRI).

Consideration for the sale is:

•

C$17 million,

•

The return of 6,459,600 shares of Esperanza owned by Silver Standard (which Esperanza will cancel), and

•

A 1% net smelter returns royalty on all future production at the San Luis project.

Final closing documentation is being prepared and the sale is anticipated to be closed by

July 15th 2011.

About Esperanza

Esperanza is focused on advancing the development of its principal property, the wholly-owned Cerro Jumil gold project in Morelos State, Mexico. It is also actively investigating 11 other exploration interests in Peru and Mexico. In October of 2010 it announced a strategic investment which resulted in a 35% interest in Global Minerals Ltd. (TSX-V: CTG), majority owner of the Strieborná silver/copper/antimony project in Roznava, Slovakia.

SAFE HARBOR: Some statements in this release are forward-looking in nature.  The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such statements include statements as to the potential of the Pucarana property, the ability to finance further exploration, permit drilling and other exploration work, and the availability of drill rigs.

The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza’s Form 20-F filed with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

For further information, contact:

Esperanza Resources Corp.
Bill Pincus, President and CEO Toll Free: 1-866-890-5509 info@epzresources.com Website: www.epzresources.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.